SOURCE:	AXCAN PHARMA INC.
NASDAQ SYMBOL (NASDAQ Global Market):	AXCA
TSX SYMBOL (Toronto Stock Exchange):	AXP

DATE:	September 29, 2006

Press release for immediate distribution

AXCAN RECEIVES FDA APPROVAL LETTER FOR PYLERATM (FORMERLY KNOWN
AS HELIZIDE), AN INNOVATIVE 3-in-1 CAPSULE TRIPLE THERAPY FOR THE
ERADICATION OF HELICOBACTER PYLORI

MONT-SAINT-HILAIRE, QUEBEC – Axcan Pharma Inc. (NASDAQ: AXCA - TSX: AXP) today announced that the US Food and Drug Administration (“FDA”) has issued an approval letter for the Company's New Drug Application for PYLERATM (formerly HELIZIDE). PYLERATM is a patented 3-in-1 capsule triple therapy, for the eradication of Helicobacter pylori, which is a bacterium now recognized as being the main cause of gastric and duodenal ulcers. Each PYLERATM capsule contains biskalcitrate potassium (140 mg), metronidazole (125 mg) and tetracycline hydrochloride (125 mg). The U.S. patent on the PYLERATM capsule technology expires in December 2018.

“We are pleased that the FDA has granted us final approval for PYLERATM, since our studies confirmed that PYLERATM is not only as effective as the most widely prescribed therapeutic regimen for the eradication of Helicobacter pylori (omeprazole, amoxicillin and clarithromycin), but that it has the potential to be used in a wide range of patients as a first-line therapy for the eradication of Helicobacter pylori,” said Frank Verwiel, M.D., President and Chief Executive Officer of Axcan. “The US market for therapies for the eradication of Helicobacter pylori is in excess of US$160 million, and because of under diagnosis there is significant growth potential for this market. We are looking forward to entering this market with our innovative product, which should bring a clinical benefit by improving patient compliance. We anticipate launching PYLERATM in the United States in the first half of calendar 2007 and are working on preparing for the filing of this product in the European Union. With the approval of PYLERATM, we will have a total of 20 marketed products, and we believe that PYLERATM will add value to the portfolio of products we market, thus further strengthening our already solid base business.”

PHASE III CLINICAL STUDIES

The Phase III North American trials conducted in 275 patients with a history of duodenal ulcer compared Axcan’s PYLERATM regimen given in combination with two daily doses of 20 mg of omeprazole, to the widely used OAC triple therapy (20 mg of omeprazole, 1 g of amoxicillin and 500 mg of clarithromycin, all given twice a day). On an intent-to-treat basis, the eradication rates, although not statistically significant, were 88% and 83%, respectively, in favor of PYLERATM.

ABOUT HELICOBACTER PYLORI

The discovery in 1983 of the Helicobacter pylori organism was one of the major advances in gastroenterology in recent decades, as it revolutionized the approach to many upper gastrointestinal disorders. Helicobacter pylori is now recognized as one of the most important causes of gastric and duodenal ulcers, which affect at least 10% of the North American population at one point in their lives. It is believed to cause a spectrum of diseases in humans, including gastritis, ulcer disease (gastric and duodenal), gastric cancer, and gastric lymphoma. Existing ulcer treatment regimens lead to high recurrence rates. Gastric and duodenal ulcers recur respectively in approximately 40% to 80% of patients within a year after having received short-term treatment with acid suppression therapy. Studies have shown that the recurrence rate of peptic ulcers after one year is only 2% in patients in whom the organism has been eradicated.

ABOUT AXCAN PHARMA

Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan's products are marketed by its own specialized sales forces in North America and Europe. Its common shares are listed on the NASDAQ Global Market under the symbol "AXCA" and the Toronto Stock Exchange under the symbol "AXP."

“Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

This release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking and are often identified by words such as “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan” and “believe.” Forward-looking statements are subject to risks and uncertainties, including the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results, the protection of our intellectual property and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and Canadian securities regulators, including under the Canadian Multi-jurisdictional Disclosure System.

INFORMATION:	Isabelle Adjahi
Director, Investor Relations
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000

www.axcan.com

AXCAN PHARMA INC.